FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of June 2001


                        CORDIANT COMMUNICATIONS GROUP PLC
                  -------------------------------------------
                 (Translation of registrant's name into English)

                           121-141 Westbourne Terrace
                                  London W2 6JR
                                     England
                     --------------------------------------
                    (Address of principal executive offices)

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FORWARD LOOKING AND CAUTIONARY STATEMENTS
------------------------------------------

     This report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Actual
advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of "forward looking statements" relating to the Registrant's performance. The Registrant's actual results could differ materially from those anticipated, depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the Registrant's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the general level of advertising expenditures in the Registrant's markets referred to above and the overall level of economic activity in the Registrant's major markets as discussed above. The Registrant's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.

INCORPORATION BY REFERENCE
--------------------------

     This report shall be deemed to be incorporated by reference into the prospectus forming a part of the Registrant's Registration Statement on Form F-3 (No. 333-46570) and to be a part of such prospectus from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

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                        CORDIANT COMMUNICATIONS GROUP PLC
                                  ("CORDIANT")

                             annual general meeting

Cordiant Communications Group plc ("Cordiant") is the world's ninth largest global marketing communications group. With over 14,000 employees in more than 250 offices spanning 81 countries (including affiliates), Cordiant has the breadth of services coupled with international reach and local expertise to provide clients with a truly global competitive advantage.


At today's Annual General Meeting, Cordiant Chairman, Charles Scott commented:

"2000 was a historic year for Cordiant. Revenues increased by 54% to (pound)513 million, with underlying growth of 12.6%, and operating margins improved to 12% from 10% in 1999. Operating profits increased to (pound)61.4 million - an 84% increase, and headline earnings per share increased to 10.6 pence from 8.2 pence in 1999, an increase of 29%. For 2000, the Board has recommended a final dividend of 2.1 pence, an increase of 17% on 1999.

As well as delivering an improved financial performance, we also completed a number of acquisitions that significantly enhanced the breadth of services available to our clients. In 2000, on a pro forma basis adjusting for acquisitions, advertising represented 50% and marketing communications 50% of total revenues, respectively.

In the first four months of 2001, revenues grew by 47% at constant exchange rates with underlying growth of 3.2%. The recent economic slowdown, and in particular the decline in the technology sector, has impacted revenue growth for elements of the Group. In light of these more difficult trading conditions, headcount reductions have been made in a number of our businesses. Whilst the Group's overall profitability will be impacted, we continue to expect margin improvement on a full year basis over 2000. Revenue growth for 2001 as a whole is now expected to be in line with the market."

                                                                    12 June 2001


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Enquiries:


Cordiant
Michael Bungey           Chief Executive Officer            +44 207 262 4343
Nathan Runnicles         Investor Relations



College Hill
Alex Sandberg                                               +44 207 457 2020
Dick Millard





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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CORDIANT COMMUNICATIONS GROUP PLC
                                         (Registrant)


                                         By:/s/Michael Bungey
                                            -----------------------
                                            Title:   Director and Chief
                                                     Executive Officer

Date:    June 13, 2001